SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                    No    ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: March 11, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

In connection with the merger on April 30, 2004 between WORLD-WIDE TEST Technology Inc., or WWT, and ChipMOS Logic TECHNOLOGIES INC., or ChipMOS Logic, with ChipMOS Logic as the surviving entity, we file the following documents as exhibits:

Exhibit Number
1.1	Unaudited Financial Statements of WWT as of and for the three months ended March 31, 2003 and 2004

2.1	Unaudited Pro Forma Financial Information of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries for the six months ended Jun 30, 2004

Exhibit 1.1

WORLD-WIDE TEST TECHNOLOGY INC.

BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

(Unaudited)

	March 31,
	2003	2004
	NTD	NTD	USD
			(Note 2)
ASSETS
Current Assets
Cash (Note 4(1))	$25,763	$34,742	$1,053
Short-term investments (Note 4(2))	22	22	1
Notes receivable	6,716	6,420	195
Accounts receivable – net (Note 4(3))	37,707	27,533	834
Other receivables	5,044	3,975	120
Other receivable– related parties (Note 5)	65,489	42,569	1,290
Other financial assets-current (Note 6)	1,000	1,000	30
Prepayments	5,054	15,878	481
Other current assets (Notes 4(16))	68,750	90,676	2,748

	215,545	222,815	6,752

Funds and Long-term Investments (Note 4(4))
Long-term investments accounted for under the equity method	14,742	1,926	58
Long-term investments accounted for under the cost method	13,896	15,243	462

	28,638	17,169	520

Other financial assets-non-current (Note 6)	12,240	—	—

Property, Plant and Equipment, Net (Notes 4(5) and 6)
Cost
Land	74,278	74,278	2,251
Buildings	346,564	346,564	10,502
Machinery and equipment	757,792	844,797	25,600
Transportation equipment	2,283	2,283	69
Office equipment	39,716	40,839	1,238
Leased assets	237,084	237,084	7,184
Other equipment	64,709	64,709	1,961

	1,522,426	1,610,554	48,805
Less: Accumulated depreciation	(487,959)	(753,210)	(22,825)
Prepayment for fixed assets	—	3,965	120

	1,034,467	861,309	26,100

Other Assets
Idle assets (Notes 4(6) and 6)	688,601	386,543	11,714
Deposits-out	214	13	—
Deferred charges	13,025	1,090	33
Other assets-others (Notes 4(7) and 4 (16))	29,524	—	—

	731,364	387,646	11,747

TOTAL ASSETS	$2,022,254	$1,488,939	$45,119

(Continued)

WORLD-WIDE TEST TECHNOLOGY INC.

BALANCE SHEETS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

(Unaudited)

	March 31,
	2003	2004
	NTD	NTD	USD
			(Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Short-term loans (Notes 4(8) and 6)	$269,932	$—	$—
Commercial paper (Note 4(9))	45,000	—	—
Accounts payable	3,045	2,825	85
Accrued expenses (Note 4(10))	96,727	11,310	343
Other payables (Note 4(11))	13,382	1,741,088	52,760
Receipts in advance	22,644	1,613	49
Current portion of long-term loans and leases payable (Note 4(5) and 4(12))	1,354,951	—	—

	1,805,681	1,756,836	53,237

Other Liabilities
Accrued pension liabilities (Note 4(13))	1,248	2,434	74

TOTAL LIABILITIES	1,806,929	1,759,270	53,311

Stockholders’ Equity (Deficit)
Common stock (Notes 4(14))	1,443,530	1,443,530	43,743
Retained earnings (Note 4(15))
Accumulated deficit	(1,199,898)	(1,684,282)	(51,039)
Unrealized loss on market value decline of long-term investments	(2,008)	(2,197)	(66)
Cumulative translation adjustments	1,083	—	—
Treasury stock (Note 4(17))	(27,382)	(27,382)	(830)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	215,325	(270,331)	(8,192)

Commitments and Contingent Liabilities (Note 7)
Significant Subsequent Events (Note 9)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,022,254	$1,488,939	$45,119

The accompanying notes are an integral part of the financial statements.

WORLD-WIDE TEST TECHNOLOGY INC.

STATEMENTS OF INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS)

(Unaudited)

	For three months ended March 31,
	2003	2004
	NTD	NTD	USD
			(Note 2)
Operating revenues	$36,796	$51,506	$1,560
Discounts and allowances on operating revenues	(14)	(7)	—

Net operating revenues	36,782	51,499	1,560
Operating costs	(65,891)	(71,294)	(2,160)

Gross loss	(29,109)	(19,795)	(600)

Operating expenses
Selling expenses	(638)	(367)	(11)
General and administrative expenses	(13,818)	(27,199)	(824)
Research and development expenses	(7,461)	(6,068)	(184)

	(21,917)	(33,634)	(1,019)

Operating loss	(51,026)	(53,429)	(1,619)

Non-operating income
Interest income	164	4	—
Exchange gain, net	140	—	—
Gain on debt restructure	—	36,777	1,114
Other income	4,890	3,375	102

	5,194	40,156	1,216

Non-operating expenses
Interest expense	(23,619)	—	—
Investment loss accounted for under equity method	(7,353)	—	—
Other investment loss	(89,000)	—	—
Loss on disposal of property, plant and equipment	—	(8,534)	(258)
Exchange loss, net	—	(1,078)	(33)
Other losses	(32,632)	(85,523)	(2,591)

	(152,604)	(95,135)	(2,882)

Loss before income tax	(198,436)	(108,408)	(3,285)
Income tax expense (Note 4(16))	—	(4,240)	(129)

Net loss	$(198,436)	$(112,648)	$(3,414)

The accompanying notes are an integral part of the financial statements.

WORLD-WIDE TEST TECHNOLOGY INC.

STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

(Unaudited)

	For three months ended March 31,
	2003	2004
	NTD	NTD	USD
			(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(198,436)	$(112,648)	$(3,414)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	137,420	125,228	3,795
Amortization	7,379	8,206	249
Loss on disposal of long-term investments	3,156	—	—
Investment loss accounted for under the equity method	4,197	—	—
Realized long-term investment loss accounted for under the cost method	89,000	—	—
Loss on disposal of property, plant and equipment	—	8,534	259
Reversal of allowance for decline in market value of idle assets	(55,375)	—	—
Gain on debt restructure	—	(36,777)	(1,114)
(Increase) / decrease in assets:
Notes receivable	(1,388)	(69)	(2)
Accounts receivable	(3,524)	20,622	625
Other receivables	1,659	1,326	40
Other receivables – related parties	(3,300)	26,017	788
Prepayments	(2,033)	13,049	395
Deferred income tax assets	—	4,240	128
Increase / (decrease) in liabilities:
Accounts payable	2,460	(2,382)	(72)
Accrued expenses	19,138	(9,848)	(298)
Other payables	(959)	(3,379)	(102)
Receipts in advance	(769)	(149)	(5)
Accrued pension liabilities	280	258	8

Net cash (used in) provided by operating activities	(1,095)	42,228	1,280

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in other financial assets- noncurrent	—	11,790	357
Increase in deferred charges	(1,344)	(862)	(26)
Decrease in deposits-out, net	6,000	80	2
Proceeds from disposal of long-term investment	1,845	—	—
Additions to property, plant and equipment	—	(5,251)	(159)

Net cash provided by investing activities	6,501	5,757	174

(Continued)

WORLD-WIDE TEST TECHNOLOGY INC.

STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

(Unaudited)

	For three months ended March 31,
	2003	2004
	NTD	NTD	USD
			(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans, net	$(261)	$—	$—
Repayment of long-term notes and leases payables	(8,144)	(51,222)	(1,552)

Net cash used in financing activities	(8,405)	(51,222)	(1,552)

Net (decrease) increase in cash	(2,999)	(3,237)	(98)
Cash at beginning of the period	28,762	37,979	1,151

Cash at end of the period	$25,763	$34,742	$1,053

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$—	$—	$—

Income tax	$—	$—	$—

The accompanying notes are an integral part of the financial statements.

WORLD-WIDE TEST TECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003 AND 2004

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS,

EXCEPT AS OTHERWISE INDICATED)

1.	HISTORY AND ORGANIZATION

1)	World-Wide Test Technology Inc. (the “Company”) was incorporated on December 18, 1996. The Company is engaged in the research, development, manufacturing, testing, and assembly of integrated circuits.

2)	The Company suffered recurring losses from operations and as of March 31, 2004. The Company has accumulated deficit of $1,684,282 and stockholders’ deficit of $270,331. On April 29, 2004, the Company was merged into ChipMOS Logic TECHNOLOGIES INC., a subsidiary of a NASDAQ listed company, ChipMOS TECHNOLOGIES (Bermuda) LTD., and the Company was extinguished from the merger effective on April 30, 2004. The financial statements have been prepared assuming that the Company will continue as a going concern.

3)	As of March 31, 2003 and 2004, the Company had 160 and 180 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with generally accepted accounting principles in the Republic of China (“R.O.C. GAAP”). A summary of significant accounting policies of the Company is as follows:

1)	Translation of foreign currencies

The accounts of the Company are maintained in New Taiwan dollars. Transactions denominated in foreign currencies are translated at the exchange rates at dates of transactions. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at balance sheet date. Foreign exchange gains or losses are included in the current year’s operating results.

2)	Short-term investments

Short-term investments are stated at the lower of aggregate cost or market value. Cost is determined using the acquisition cost. The market value of listed stocks is determined based on the average closing price during the last month of the accounting period, and the market value of open-ended funds is based on the net asset value at the balance sheet date. The amount by which aggregate cost exceeds market value is reported as a loss in the current year.

3)	Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the evaluation of the collectibility and age of notes receivable, accounts receivable and other receivables at the balance sheet date.

4)	Long-term investments

A.	Long-term investments are recorded at cost when acquired. Long-term investments in which the Company owns less than 20% of the investee company’s voting rights and has no significant influence on the investee company’s operational decisions are accounted for at the lower of cost or market value, if the investee company is listed, and at cost if the investee company is not listed. The market value of listed stocks is determined using the average closing price during the last month of the accounting period. The unrealized loss on decline in market value is recognized as a deduction from stockholders’ equity. When it becomes evidently clear that there has been a permanent impairment in value of investments in both listed and non-listed investee companies and the chance of recovery is minimal, loss is recognized in the current year’s operating results.

B.	Long-term investments in which the Company owns at least 20% of the investee company’s voting rights are accounted for by the equity method.

C.	Majority owned subsidiaries, in which the Company owns more than 50% of the investee companies’ voting rights, are consolidated except for the subsidiaries with total assets and operating revenue constituting less than 10% of the non-consolidated total assets and operating revenues of the Company, respectively. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute more than 30% of the Company’s non-consolidated total assets or operating revenues, respectively, then each individual subsidiary with total assets or operating revenues greater than 3% of the Company’s non-consolidated total assets or operating revenues, respectively, has to be included in the consolidation. Majority owned subsidiaries which are not consolidated are accounted for under the equity method.

D.	For foreign investments accounted for under the cost method, the investments denominated in foreign currencies are translated into New Taiwan dollars at the rates of exchange prevailing at the balance sheet date. The excess of the original cost which is based on the actual New Taiwan dollar amount remitted over the translated amount is recognized as an adjustment of cumulative translation adjustment under stockholders’ equity. The accumulated translation difference arising from the translation of financial statements of a foreign investee accounted for under equity method will be recognized proportionally as an adjustment under stockholders’ equity.

5)	Property, plant and equipment, net

A.	Property, plant and equipment are stated at cost. Interest costs incurred during the construction or installation of the assets are capitalized.

B.	The Company provides depreciation on the straight-line method over the assets’ estimated economic service lives, plus one additional year as salvage value. Salvage value of fixed assets which are still in use after the end of the original estimated service lives are depreciated over their new remaining estimated service lives. The estimated useful lives are 5 - 55 years for buildings and 2-6 years for other property and equipment.

C.	Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated accordingly. When an asset is sold or retired, the cost and accumulated depreciation are removed from the respective accounts and the resultant gain or loss is included in current year’s operating results.

D.	For capital leases, the present value of periodic lease payments are capitalized as assets and the Company correspondingly recognizes the lease payments as liabilities in the balance sheet. A sale and lease back transaction where the seller-leasee sells an asset to the buyer-lessor and leases the asset back is deem to be one transaction and gains/losses arising from this sale is deferred and amortized over the period of lease for an operating lease and over the future economic useful life of sold assets for capital lease. A loss on a sale-leaseback is recognized immediately by the seller-leasee to the extent that net book value exceeds fair value.

E.	Fixed assets which are not in use are reclassified to idle assets at the lower of net realizable value or book value. Depreciation provided on the idle assets is recorded as non-operating expense in the current period.

6)	Deferred charges

Deferred charges, mainly consisting of computer software costs and electronic power supplies, are stated at cost and amortized over 2-5 years using the straight-line method.

7)	Retirement plan

The Company has a defined benefit retirement plan (the “Plan”) covering all regular employees. Benefits under the Plan are generally determined based upon years of credited service, age at retirement and average compensation in accordance with the Republic of China (the “R.O.C.”) Labor Standards Law. The Company recognizes net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized transition obligation, pension gains/losses and prior service cost, based on an actuarial valuation in accordance with and FAS No. 18, “Accounting for Pension”.

8)	Income tax

A.	In accordance with FAS No. 22, “Accounting for Income Taxes”, the income tax effect resulting from temporary differences, net operating loss carryforward and investment credits is recorded as income tax assets or liabilities using the asset and liability method. Deferred tax assets or liabilities are further classified into current or non-current items and are presented on the financial statements as net balance according to the nature of the underlying assets and liabilities and timing of their expected realization. Valuation allowance on deferred tax assets are not provided unless the available evidence indicating the deferred tax assets cannot be realized.

B.	According to FAS No. 12, “Accounting for Income Tax Credit”, the Company’s income tax credits generated from the acquisition of automation equipment or technology, expenses for research and development, employee training and investment are recognized in the period when the tax credits arise.

C.	The 10% additional income tax on undistributed earnings under the imputation tax system is recorded as income tax expense in the year when the shareholders resolve to retain the earnings.

D.	Under or over provision of prior year’s income taxes is adjusted to income tax in the current year.

9)	Treasury stock

A.	The cost for the purchase of outstanding shares of the Company is reported as a deduction of stockholders’ equity.

B.	When treasury stock is disposed of, the related gain is credited to “capital reserve-treasury stock transaction” and any loss is offset against capital reserve account arising from the transactions of treasury stock of the same kind or against retained earnings when there is no sufficient capital reserve.

C.	Treasury stock is stated at cost using the weighted average method.

D.	The Company’s stocks traded by its subsidiaries were accounted for as treasury stocks when preparing the financial statements.

10)	Recognition of revenues and expenses

Revenue is recognized either when the earning process is completed or when the revenue is realized or realizable. Cost is recognized when related revenue is accrued. Expenses are recognized as incurred under the accrual basis.

11)	Use of estimate

The preparation of financial statements in conformity with the R.O.C. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

12)	Convenience translation into US dollars (Unaudited)

For convenience purposes, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars at the noon buying rate in the City of New York cable transfers in New Taiwan dollars as certified for customers purposes by the Federal reserve Bank of New York as of March 31, 2004, which was NT$33.00 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3.	EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

None.

4.	DETAILS OF SIGNIFICANT ACCOUNTS

1)	Cash

	March 31,
	2003	2004
	(Unaudited)
Cash and petty cash	$15,565	$80
Savings account	10,198	34,662

	$25,763	$34,742

2)	Short-term investments

	March 31,
	2003	2004
	(Unaudited)
Listed stocks	$22	$22

3)	Accounts receivable, net

	March 31,
	2003	2004
	(Unaudited)
Accounts receivable	$45,699	$39,170
Less: Allowance for doubtful accounts	(7,992)	(11,637)

	$37,707	$27,533

4)	Long-term investments

A.	The details are as follows:

	March 31, 2003		March 31, 2004
	Amount	%	Amount	%
	(Unaudited)
Name of investee company
Accounted for under the equity method:
Hua Shen Investment Company (Hua Shen)	$1,926	99.93	$1,926	100
World-Wide Test Technology USA, Inc. (WWT USA)	12,816	100	—	100

	14,742		1,926

Accounted for under the the cost method:
Chantek Electronic Co., Ltd.	7,961	1.26	15,273	1.26

Taiwan Fixed Network Co., Ltd.	5,000	—	—	—

Neoparadigm Labs, Inc.	775	Preferred Stock	—	Preferred Stock

Integrated Silicon Solution, Inc.	2,167	—	2,167	—

Allowance for unrealized loss on market value decline	(2,007)	—	(2,197)	—

	13,896		15,243

	$28,638		$17,169

B.	The investment losses recognized for the three-month periods ended March 31, 2003 and 2004 were $4,197 (unaudited) and $0 (unaudited), respectively. For the investment in WWT USA, as the Company did not have the intention to provide full financial support or guarantee to WWT USA on its obligation and WWT USA actually ceased operations in 2003, the Company recognized investment loss to the extent that the carrying amount of its investment in WWT USA was reduced to zero at the end of 2003. For the investment in Hua Shen, as its only operating activity is to hold long-term investments in the Company which was accounted for as treasury stock in the accompanying financial statements, and such an investment had not been changed during 2003 and 2004, there was no significant loss arising from its operations and no investment loss was recognized by the Company for three-month periods ended March 31, 2003 and 2004.

C.	In 2003, the Company recognized an investment loss of $89,000 on the long-term investment in Chantek Electronic Co., Ltd. (“Chantek) which was accounted for under the cost method, as this investment was deemed to suffer a permanent impairment.

5)	Property, plant and equipment, net

	March 31, 2003 (Unaudited)
	Original cost	Accumulated depreciation	Net book value
Land	$74,278	$—	$74,278
Buildings	346,564	(49,090)	297,474
Machinery and equipment	757,792	(289,139)	468,653
Transportation equipment	2,283	(1,683)	600
Office equipment	39,716	(22,733)	16,983
Leased assets	237,084	(80,761)	156,323
Other equipment	64,709	(44,553)	20,156

	$1,522,426	$(487,959)	$1,034,467

	March 31, 2004 (Unaudited)
	Original cost	Accumulated depreciation	Net book value
Land	$74,278	$—	$74,278
Buildings	346,564	(62,710)	283,854
Machinery and equipment	844,797	(487,495)	357,302
Transportation equipment	2,283	(1,933)	350
Office equipment	40,839	(29,679)	11,160
Leased assets	237,084	(120,275)	116,809
Other equipment	64,709	(51,118)	13,591
Prepayments for equipment	3,965	—	3,965

	$1,614,519	$(753,210)	$861,309

A.	The Company did not capitalize any interest for the three-month periods ended March 31, 2003 and 2004.

B.	Please see Note 6 for details of fixed assets pledged.

C.	The details of capital leases are as follows:

(1)	In 2000 and 2001, the Company entered into several finance lease agreements with Agilent Technologies Hong Kong Limited (‘Agilent”), Central Leasing Corp. (“Central Leasing”), and The First Leasing Corp. (“First Leasing”) to sell and leaseback certain machinery and equipment. Under these agreements, by the end of the lease term, the Company would have a bargain purchase option or the ownership of the property depending on each agreement.

Leased property	Present value discounted at the implicit rate	Lease period
Machinery and equipment	$237,084	Monthly payments from December 2000 to July 2005

In February 2003, Agilent transferred its leases receivable from the Company to Taiwan New-Ko Financing Corp. (“New-Ko”). Before the end of the lease terms, the Company and New-Ko, Central Leasing and First Leasing agreed to early terminate the financing lease agreements referred to above and entered into agreements respectively to settle its lease payables, which resulted in the recognition of a gain on debt restructuring of $36,777 during the three-month period ended March 31, 2004.

(2)	Future lease payable as of March 31, 2003 are as follows:

	Present value of lease payables	Gross amount of lease payables
April 2003 to December 2003	$85,773	$92,195

Less: current portion	(85,773)

Long-term lease payables	$—

There are no future lease payments due under capital leases as of March 31, 2004.

D.	As of March 31, 2003, the amount of over due lease payables was $92,195.

6)	Idle assets

	March 31,
	2003	2004
	(Unaudited)
Machinery and equipment	$2,156,534	$2,055,437
Less: Accumulated depreciation	(1,152,990)	(1,404,576)
Allowance for decline in market value	(314,943)	(264,318)

	$688,601	$386,543

7)	Other assets - others

	March 31,
	2003	2004
	(Unaudited)
Deferred income tax assets, net	$26,166	$—
Others	3,358	—

	$29,524	$—

8)	Short-term loans

	March 31,
	2003	2004
	(Unaudited)
Secured loans	$223,615	$—
Unsecured loans	46,317	—

	$269,932	$—

Interest rate	5.5%~6%	—

A.	Please see Note 6 for details of collateral.

B.	On March 5, 2004, the syndicated bank loan creditors reached an agreement with the Company to sell their claims to ChipMOS Logic TECHNOLOGIES INC. Please see Note 4(11) for the details.

9)	Commercial paper

	March 31,
	2003	2004
	(Unaudited)
Commercial paper	$45,000	$—

Interest rate	2.47%	—

A.	The above commercial paper was guaranteed by International Bills Financial Corporation.

B.	On March 5, 2004, the syndicated bank loan creditors reached an agreement with the Company to sell their claims to ChipMOS Logic TECHNOLOGIES INC. Please see Note 4(11) for the details.

10)	Accrued expenses

	March 31,
	2003	2004
	(Unaudited)
Wages payable	$6,332	$5,334
Commission payable	1,201	—
Interest payable (Note)	85,058	—
Others	4,136	5,976

	$96,727	$11,310

Note:	On March 5, 2004, the syndicated bank loan creditors reached an agreement with the Company to sell their claims to ChipMOS Logic TECHNOLOGIES INC. Please see Note 4(11) for the details.

11)	Other payable

	March 31,
	2003	2004
	(Unaudited)
Debt restructuring payable	$—	$1,736,609
Payble for equipment	7,896	—
Others	5,486	4,479

	$13,382	$1,741,088

On March 5, 2004, the Company reached an agreement with ChipMOS Logic TECHNOLOGIES INC. (“ChipMOS Logic”) and the Company’s syndicated bank loan creditors, including Chiao Tung Bank, Industrial Bank of Taiwan, Taishin International Bank, Chinatrust Commercial Bank, Taiwan Business Bank, China Development Industrial Bank, Central Trust of China, Chinfon Bank, International

Bills Financial Corporation and the Chinese Bank, under which these banks agreed to sell their claims comprised of the principals, interests, penalties and guarantees of the Company’s loans with a carrying amount of $1,736,609 to ChipMOS Logic at a disposal price of $650,000. In addition, on March 5, 2004, ChipMOS Logic entered into an agreement with the Company to waive the Company’s debts in excess of $650,000 provided that the stockholders’ meetings of both parties resolve to approve the proposed merger agreement between the Company and ChipMOS Logic. In April 2004, supported by the resolution referred to above, ChipMOS Logic consented to waive the Company’s debts in excess of $650,000, leading to the recognition of a gain on debt restructuring of $1,086,609 in April, 2004.

12)	Long-term loans

		March 31,
Nature of loans	Due date	2003	2004
		(Unaudited)
1. Loan secured by machinery and equipment	September 10, 2005	$4,517	$—
2. Loan secured by machinery and equipment	June 23, 2006	229,260	—
3. Loan secured by factory and fixtures	February 5, 2006	23,800	—
4. Loan secured by land	January 15, 2006	14,700	—
5. Loan secured by machinery, land, factory and fixtures	April 1, 2007	279,511	—
6. Loan secured by machinery and equipment	October 15, 2005	180,394	—
7. Loan secured by machinery and equipment	December 2, 2007	182,899	—
8. Loan secured by machinery and equipment	June 29, 2008	290,000	—
9. Loan secured by machinery and equipment	October 13, 2007	64,097	—

		1,269,178	—
Less: current portion		(1,269,178)	—

Total		$—	$—

Interest rates range		3.875%~8.35%	—

A.	Please see Note 6 for details of collateral.

B.	On March 5, 2004, the syndicated bank loan creditors reached an agreement with ChipMOS Logic and the Company to sell their claims resulting from the Company’s short-term and long-term bank loans to ChipMOS Logic at a disposal price of $650,000. Please see Note 4(11) for the details. Accordingly, total balance of long-term bank loans as of March 31, 2004 was classified to current liabilities as “Other payable” in the balance sheet.

13)	Pension plan

In the three-month periods ended March 31, 2003 and 2004, total pension expenses were $661 and $552 respectively. As of March 31, 2003 and 2004, the balance of the pension fund deposited in Central Trust of China, which is managed by the Employees’ Retirement Committee, was $8,941 and $ 10,465, respectively.

14)	Capital stock

As of March 31, 2003 and 2004 the Company’s authorized capital was $2,000,000, and outstanding capital was $1,443,530, with $10 (in dollars) par value per share.

15)	Retained earnings (accumulated deficit)

A.	The Company Law requires that the Company set aside 10% of its annual net income as legal reserve (less losses of prior years, if any), before it declares any part of such net income as dividends or bonus, until the legal reserve equals the total paid-in capital. According to Article 41 of the R.O.C. Securities Exchange Act, in addition to the amount appropriated to legal reserve, and prior to the distribution of earnings, the Company should set aside a special reserve from retained earnings equal to the net reduction of the stockholders’ equity as at the end of the current year, resulting from adjustments such as cumulative translation adjustment and unrealized loss on long-term investments. The remaining net income will be allocated as remuneration to directors and supervisors, and a special bonus to employees based on the ratio of 3% and 10%-15%, respectively. The remaining net income will be distributed to stockholders in accordance with the resolution adopted by the Board of Directors and approved at the stockholders’ meeting.

B.	Legal reserve shall be used exclusively to cover losses or, if the balance of the reserve exceeds 50% of paid in capital, to increase capital to the extent of 50% of the reserve balance.

C.	As of March 31, 2004, the imputation tax credit account balance was $-, and the Company had accumulated deficit during the respective years.

16)	Income tax

A.	Income tax expense and income tax receivable:

	2003	2004
	(Unaudited)
Tax determined by applying statutory rate to income before income tax	$21	$—
Permanent differences	—	8,955
Temporary differences	(1,556)	—
Investment tax credits	—	—
Loss carryforwards	1,535	32
Valuation allowance on deferred income tax assets	—	(4,747)

Income tax expense(benefit)	—	4,240
Net change of deferred income tax assets	—	(4,240)
Withholding income tax	(16)	—

Income tax receivable	$(16)	$—

B.	As of March 31, 2003 and 2004, the components of deferred income tax assets were as follows:

	March 31, 2003		March 31, 2004
	(Unaudited)
	Amount	Tax effects	Amount	Tax effects
Deferred income tax assets – current (other current assets)
Temporary differences:
Employees’ Welfare	$1,083	$270	$1,892	$473
Allowance for doubtful accounts	7,992	1,880	10,976	2,744
Loss carryforwards	218,043	54,511	1,793,134	448,284
Investment credit		98,364		98,364
Valuation allowance on deferred income tax assets		(86,275)		(459,189)

Sub-total		68,750		90,676

Deferred income tax assets – non-current
Temporary differences:
Accrued pension cost	968	242	2,303	576
Allowance for market value decline of idle assets	314,943	78,736	370,317	92,579
Loss carryforwards	1,029,780	257,444	—	—
Investment credit		—		—
Valuation allowance on deferred income tax assets		(310,256)		(93,155)

Sub-total		26,166		—

Total		$94,916		$90,676

C.	The Company’s income tax returns for the years through 2001 have been approved by the Tax Authority.

D.	According to the Statute for Upgrading Industries, the Company is entitled to tax exemptions of income taxes of profit-seeking enterprises for 5 years. All tax benefits the Company had applied for had expired in October 2003.

E.	As of March 31, 2004, the Company has unused investment tax credits based on Income Tax Law and Statute for Upgrading Industries of which the tax effects are as follows:

Item	Total amount	Unused balance	Year of expiration
Machinery and equipment	100,741	96,410	2004
Research and development	1,954	1,954	2004

	$102,695	$98,364

F.	In accordance with Article 39 of Income Tax Law, a company’s net operating loss can be carried forward for five years. As of March 31, 2004, the details of the Company’s net operating loss carryforwards were listed as follows:

Expiration period	Total amount
2006	$500,108
2007	640,056
2008	652,970

$1,793,134

17)	Treasury stock

	March 31, 2003 (Unaudited)
	Shares	Book value per Share (in dollars)	Market value per Share (in dollars)
January 1, 2003	1,170,972	$23.40	$2.26
Disposal	—	—	—

March 31, 2003	1,170,972	$23.40	1.49

	March 31, 2004 (Unaudited)
	Shares	Book value per Share (in dollars)	Market value per Share (in dollars)
January 1, 2004	1,170,972	$23.40	$—
Disposal	—	—	—

March 31, 2004	1,170,972	$23.40	—

18)	Breakdown of compensation, depreciation and amortization expenses

	Operating costs	Operating expenses	Total
For three months ended March 31, 2003 (Unaudited)
Compensation expenses
Salary	$9,905	$9,620	$19,525
Labor and health insurance	1,167	1,097	2,264
Pension	322	339	661
Other	19	167	186
Depreciation expense	49,126	2,119	51,245
Amortization expense	809	4,738	5,547

For three months ended March 31, 2004 (Unaudited)
Compensation expenses
Salary	10,303	19,484	29,787
Labor and health insurance	698	589	1,287
Pension	301	251	552
Other	28	1,139	1,167
Depreciation expense	55,112	1,821	56,933
Amortization expense	110	2,913	3,023

5.	RELATED PARTY TRANSACTIONS

1)	Relationship with related parties

Name of related party	Relationship
Chantek Electronic Co., Ltd. (Chanktek)	The Company’s general manager is its deputy chairman
World-Wide Test Technology USA, Inc. (WWT USA)	100% owned subsidiary
Greater China Test Technology Company (Greater China)	The Company’s general manager is its executive director

2)	Related party transactions

A.	Other receivables

Greater China collected the service charges from the customers in Canada and USA on behalf of the Company and the amounts due from Greater China were as follows:

	March 31,
	2003	2004
	(Unaudited)
Greater China	$65,489	$42,569

6.	PLEDGED ASSETS

Item of assets	Purposes	Book Value March 31, 2003
		(Unaudited)
Pledged time deposits (included in other financial assets-non-current)	Collateral for short-term loans, customs guarantee and foreign labor guarantee	$12,240
Pledged time deposits (included in other financial assets-current)	Collateral for lease payables and Foreign labor guarantee	1,000
Land	Collateral for short- and long-term loans	74,278
Buildings and improvements	Collateral for short- and long-term loans	297,474
Machinery and equipment	Collateral for long-term loans	422,423
Research equipment	Collateral for long-term loans	72
Other equipment	Collateral for long-term loans- lease payables	158,510
Idle assets	Collateral for short- and long-term loans	688,601

		$1,654,598

Item of assets	Purposes	Book Value March 31, 2004
		(Unaudited)
Pledged time deposits (included in other financial assets-current)	Collateral for lease payables and Foreign labor guarantee	$1,000
Land	Collateral for other payables	74,278
Buildings and improvements	Collateral for other payables	283,854
Machinery and equipment	Collateral for other payables	304,811
Research equipment	Collateral for other payables	29
Other equipment	Collateral for other payables	118,358
Idle assets	Collateral for short- and long-term loans	280,543

		$1,062,873

7.	COMMITMENTS AND CONTINGENT LIABILITY

None.

8.	MAJOR CATASTROPHE

None.

9.	SIGNIFICANT SUBSEQUENT EVENTS

A.	Based on the resolution approved by the Company’s stockholders’ meeting on April 19, 2004, the Company was to merge with ChipMOS Logic TECHNOLOGIES INC. ChipMOS Logic TECHNOLOGIES INC. on April 30, 2004 will be the surviving company and the Company will be the extinguishing company from the merger.

B.	Please see Note 4(11) for the detailed description.

10.	RECLASSIFICATION

Certain accounts in the financial statements as of March 31, 2003 have been reclassified to conform to their previous presentation.

11.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

a.	Marketable securities

Under R.O.C. GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities at amortized cost, an allowance of losses is provided when the carrying value of the securities exceeds the total market value with the related provision for losses charged to income for the current year for short-term investment and to a separate equity account for long-term investment. Any recovery of the market value to the extent of the original carrying value is recognized as income for short-term investment and through equity to the extent that allowance for losses is recognized. Under ROC GAAP and practice, the allowance for losses for long-term investment is not required to be recognized through the current year’s operating results until such a investment is disposed of or when the investee company reduce its capital. Under ROC GAAP, the valuation is based on the last month average closing price; however under US GAAP, it is based on the actual closing price. Under SFAS No. 115, “Accounting for Certain Investments in

Debt and Equity Securities”, all investments in debt securities are to be classified as either trading, available-for-sale or held-to-maturity securities and investments in equity securities that have readily determinable fair values are to be classified as trading or available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other than temporary are recorded in earnings. The adjustment below relates to the Company’s equity securities that are classified as available-for-sale securities under U.S. GAAP.

b.	Impairment of long-lived assets

Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of,” impairment losses for assets to be held and used are recorded in the current period’s earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Such a new cost basis is depreciated over the remaining useful life of that assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Under R.O.C. GAAP, there is no specific standard to address impairment of long-lived assets; normally such assets would be carried at cost less accumulated depreciation.

c.	Pension expenses

SFAS No. 87, “Accounting for Pensions” was effective no later than the beginning of the first period for which a U.S. GAAP reconciliation is required for foreign issuers. The Company started to adopt SFAS No. 87 in 2002. It was not feasible to apply SFAS 87 on the effective date(s) specified in the standard. Under R.O.C. GAAP, SFAS No. 18, which is similar in many respects to SFAS No. 87 was effective in 1996. However, the treatment of certain expenses that comply with ROC SFAS No. 18 is different from SFAS No. 87.

d.	Consolidation

Under R.O.C. GAAP, a company is not required to prepare consolidated interim financial statements and its investments in unconsolidated subsidiaries are accounted for under the equity method. Under U.S. GAAP, consolidation of majority-owned subsidiaries is required in the preparation of the consolidated interim financial statements, unless control does not rest with the majority owner. The consolidation of majority-owned subsidiaries will have impact on multiple balance sheet and profit and loss accounts.

e.	Valuation allowance for deferred tax assets

Under ROC GAAP and practice, the valuation allowance for deferred tax assets are not required to be provided unless the available evidence indicating the deferred tax assets cannot be realized. Under SFAS No. 109, the valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The following reconciles net loss and stockholders’ equity (deficit) under R.O.C. GAAP as reported in the accompanying financial statements to net loss and stockholders’ equity (deficit) amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	For three months ended March 31
	2003	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited) (Note 2)
		(In thousands)
Net loss:
Net loss based on R.O.C. GAAP	(198,436)	(112,648)	(3,414)

Adjustments:

Pension expense	29	(105)	(3)

Investment loss recognized in prior year under US GAAP	92,037	—	—

Reversal of disposal loss on long-lived assets under ROC GAAP	—	8,534	259
Decrease in depreciation expenses of impaired assets	6,880	30,804	933

Reversal of income tax expenses arising from decrease in deferred tax assets	—	4,240	129
Net increase in net loss	98,946	43,473	1,318
Net loss based on U.S. GAAP	(99,490)	(69,175)	(2,096)

	March 31
	2003	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited) (Note 2)
	(In thousands)
Stockholders’ equity (deficit):
Stockholders’ equity (deficit) based on ROC GAAP	215,325	(270,331)	(8,192)

Adjustments

Fluctuations in market value of AFS investment	(3,919)	3,708	112
Impairment loss on assets of consolidated subsidiaries	(1,017)	(1,017)	(31)
Pension expense	(56)	(76)	(2)
Impairment loss on long-lived assets	(200,081)	(278,627)	(8,443)
Decrease in depreciation expenses of impaired assets	6,880	30,804	934
FAS 109 adjustments	(94,916)	(90,676)	(2,748)
Net decrease in stockholders’ equity (deficit)	(293,109)	(335,884)	(10,178)
Stockholders’ equity (deficit) based on U.S. GAAP	(77,784)	(606,215)	(18,370)

	For three months ended March 31
	2003	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited) (Note 2)
	(In thousands)
Changes in stockholders’ equity (deficit) based on U.S. GAAP
Balance, beginning of the period	22,127	(539,939)	(16,362)
Fluctuations in market value of AFS investment	(367)	2,899	88
Accumulated translation adjustments	(54)	—	—
Net loss	(99,490)	(69,175)	(2,096)

Balance, end of the period	(77,784)	(606,215)	(18,370)

A reconciliation of the significant balance sheet accounts to the amounts determined under U.S. GAAP is as follows:

	March 31
	2003	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited) (Note 2)
	(In thousands)
Current assets
As reported	215,545	222,815	6,752

U.S. GAAP Adjustments

Additional valuation allowance on deferred tax assets-current	(68,750)	(90,676)	(2,748)
Consolidation of the current assets, after eliminating the intercompany transactions of the subsidiaries	960	1,010	30

As adjusted	147,755	133,149	4,034

	March 31
	2003	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited) (Note 2)
	(In thousands)
Long-term investments
As reported	28,638	17,169	520

U.S. GAAP Adjustments

Fluctuations in market value of AFS investment	(3,919)	3,708	112
Impairment loss on assets of consolidated subsidiaries	(13,833)	(1,017)	(31)
Elimination on consolidation	(909)	(909)	(27)

As adjusted	9,977	18,951	574

Property, plant and equipment - net
As reported	1,034,467	861,309	26,100

U.S. GAAP Adjustments

Impairment of long-lived assets	(187,265)	(278,627)	(8,443)
Decrease in accumulated depreciation arising from impairment as of prior year	6,880	30,804	934

As adjusted	854,082	613,486	18,591

Other assets
As reported	731,364	387,646	11,747

US GAAP Adjustments

Additional valuation allowance on deferred tax assets-noncurrent	(26,166)	—	—

As adjusted	705,198	387,646	11,747

Current liabilities
As reported	1,805,681	1,756,836	53,237

US GAAP Adjustments

Consolidation of current liabilities, after eliminating intercompany transactions of the subsidiaries	51	96	3

As adjusted	1,805,732	1,756,932	53,240

	March 31
	2003	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited) (Note 2)
	(In thousands)
Other liabilities
As reported	1,248	2,434	74
US GAAP Adjustments
Pension expense	56	76	2
Consolidation of other liabilities of the subsidiary	—	5	—

As adjusted	1,304	2,515	76

As a result of the adjustments presented above, the amounts of total assets based on U.S. GAAP are NT$1,729,252 thousand and NT$1,153,232 thousand as of March 31, 2003 and 2004, respectively.

The following condensed statements of income, presented in ROC GAAP classification, for the three-month periods ended March 31, 2003 and 2004 have been derived from the unaudited financial statements and reflect the US GAAP adjustments presented above.

	For three months ended March 31
	2003	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited) (Note 2)
	(In thousands)
Net operating revenues	36,782	51,499	1,560
Operating costs	(59,011)	(48,191)	(1,460)
Gross profit (loss)	(22,229)	3,308	100
Operating expenses	(21,891)	(33,748)	(1,022)
Loss from operations	(44,120)	(30,440)	(922)
Non-operating loss, net	(55,370)	(38,735)	(1,174)
Loss before income tax	(99,490)	(69,175)	(2,096)
Net loss	(99,490)	(69,175)	(2,096)

We apply ROC SFAS No. 17, “Statement of Cash Flows.” Its objectives and principles are similar to those set out in the SFAS No. 95, “Statement of Cash Flows.” The principle differences between the standards relate to classification are cash flow from changes in short-term investments, deposits-out and other assets being included as operating activities under SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No.95 are as follows:

	For three months ended March 31
	2003	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited) (Note 2)
	(In thousands)
Net cash inflow (outflow) from:
Operating activities	4,905	42,308	1,282
Investing activities	501	5,677	172
Financing activities	(8,405)	(51,222)	(1,552)

Change in cash and cash equivalents	(2,999)	(3,237)	(98)

Cash and cash equivalents at the beginning of the period	28,762	37,979	1,151

Cash and cash equivalents at the end of the period	25,763	34,742	1,053

Exhibit 2.1

ChipMOS TECHNOLOGIES (Bermuda) LTD. and Subsidiaries

Unaudited Pro Forma Financial Information

June 30, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA FINANCIAL INFORMATION

June 30, 2004

Introduction

On April 30, 2004, WORLD WIDE TEST Technologies Inc. (WWT) was merged into ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic), a subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda), with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT.

The following unaudited pro forma financial information has been prepared giving pro forma effects on the statements of operations for the six months ended June 30, 2004 as if WWT was merged with ChipMOS Logic on January 1, 2004. The actual merger occurred on April 30, 2004.

The unaudited pro forma financial information is based upon the consolidated financial statements of ChipMOS Bermuda as of and for the six months ended June 30, 2004 and the historical financial statements of WWT for the period from January 1 to April 29, 2004 after giving effect to pro forma adjustments described in the accompanying notes.

The unaudited pro forma financial information does not purport to represent what the results of operations of ChipMOS Bermuda and its subsidiaries and WWT would actually have been if the events described below had in fact occurred at the beginning of 2004, or any other date, or to project the net profit of ChipMOS Bermuda and its subsidiaries and WWT for any future period. The adjustments are based on currently available information and certain estimates and assumptions. However, management believes that the assumptions provide a reasonable basis for presenting the unaudited pro forma financial information and that pro forma adjustments give effect to those assumptions and are properly applied in the unaudited pro forma financial information.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

Six months ended June 30, 2004

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	ChipMOS Bermuda	WWT	Adjustments (Note 1)	Pro forma: Combined
	NT$	NT$	NT$	NT$	US$
					(Note 3)
NET REVENUE	7,412,778	65,672		7,478,450	222,176

COST OF REVENUE	5,114,575	114,765		5,229,340	155,358

GROSS PROFIT / (LOSS)	2,298,203	(49,093)		2,249,110	66,818

OPERATING EXPENSES
Research and development	140,549	9,244		149,793	4,450
General and administrative	303,857	37,770		341,627	10,149
Sales and marketing	55,884	796		56,680	1,684

Total Operating Expenses	500,290	47,810		548,100	16,283

INCOME / (LOSS) FROM OPERATIONS	1,797,913	(96,903)		1,701,010	50,535

NON-OPERATING INCOME
Gain on sales of investments	19,125	3		19,128	568
Rental	16,592	—		16,592	493
Interest	17,046	5		17,051	507
Foreign exchange gain - net	58,131	—		58,131	1,727
Subsidy income	5,150	—		5,150	153
Gain on disposal of property, plant and equipment	10,539	—		10,539	313
Gain on debt restructuring	—	1,123,386		1,123,386	33,374
Other	116,801	3,425		120,226	3,572

Total Non-Operating Income	243,384	1,126,819		1,370,203	40,707

NON-OPERATING EXPENSES
Interest	131,414	—		131,414	3,904
Investment loss recognized by equity Method	14,862	921		15,783	469
Financing cost	7,903	—		7,903	235
Allowance for loss on short-term investments	42,770	—		42,770	1,271
Loss on disposal of property, plant and equipment	2,643	8,534		11,177	332
Foreign exchange loss - net	—	2,760		2,760	82
Impairment loss on long-lived assets	—	326,419		326,419	9,698
Depreciation of idle assets	—	74,047		74,047	2,200
Other	56,229	54,399		110,628	3,286

Total Non-Operating Expenses	255,821	467,080		722,901	21,477

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS	1,785,476	562,836		2,348,312	69,765

INCOME TAX EXPENSE (BENEFIT)	(43,872)	94,916		51,044	1,516

INCOME BEFORE MINORITY INTERESTS	1,829,348	467,920		2,297,268	68,249

MINORITY INTERESTS	(675,772)	—	(265,170)	(940,942)	(27,954)
PRE-ACQUISITION EARNINGS	27,654	—		27,654	822

NET INCOME under ROC GAAP	1,181,230	467,920		1,383,980	41,117

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

Year ended June 30, 2004

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	ChipMOS Bermuda	WWT	Adjustments (Note 1)	Pro forma: Combined
	NT$	NT$	NT$	NT$	US$
					(Note 3)
U.S. GAAP Adjustments (Note 5)
Amortization of start-up costs				4,953	147
Depreciation of property, plant and equipment and employee dormitory building				(7,148)	(212)
Adjustment of depreciation arising from Impairment of assets				45,821	1,361
Transfer of building and facilities from MVI				625	18
Pension expenses				(140)	(4)
Marketable securities – trading				(10,446)	(310)
Reversal of investment loss recognized in prior year				921	27
Reversal of impairment loss on long-lived assets recognized in prior year				155,021	4,605
Reversal of disposal loss on long-lived assets recognized as impairment loss in prior year				8,534	254
Interest capitalization				(3,130)	(93)
Depreciation of interest capitalization				(1,432)	(43)
Effect of U.S. GAAP adjustments on income taxes				94,916	2,820
Minority interests				(2,505)	(74)

				285,990	8,496

NET INCOME under U.S. GAAP				1,669,970	49,613

EARNINGS PER SHARE under ROC GAAP – BASIC	19.75			23.14	0.69

EARNINGS PER SHARE under ROC GAAP – DILUTED	19.58			22.94	0.68

EARNINGS PER SHARE under U.S. GAAP – BASIC				27.92	0.83

EARNINGS PER SHARE under U.S. GAAP – DILUTED				27.68	0.82

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC	59,811			59,811	59,811

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	60,323			60,323	60,323

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

June 30, 2004

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

(1)	Description of pro forma adjustments

There is a pro forma adjustment to record the minority shareholders’ share of profits of WWT.

(2)	Weighted average number of shares outstanding

Pro forma basic and diluted earnings per share amounts are calculated based on the pro forma weighted average number of shares outstanding of 59,811 thousand and 60,323 thousand, respectively, as of June 30, 2004.

(3)	Translation into U.S. Dollar amounts

ChipMOS Bermuda and WWT maintain their accounts and express their financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying pro forma financial statements have been translated from New Taiwan dollars at the noon buying rate in the City of New York cable transfers in New Taiwan dollars as certified for customers purposes by the Federal Reserve Bank of New York as of June 30, 2004, which was NT$33.66 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(4)	Purchase accounting on the merger of WWT into ChipMOS Logic

The merger of WWT into ChipMOS Logic was consummated through a stock-for-stock exchange. The purchase price of NT$310,374 thousand (US$9,221 thousand) was determined based on the fair value of the existing assets and liabilities of WWT for the purpose of applying purchase accounting in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The management of ChipMOS Logic believed the book value of WWT’s existing assets and liabilities approximated the fair value of those assets and liabilities as at the date of the merger.

(5)	Summary of significant differences between accounting principles followed by ChipMOS Bermuda and generally accepted accounting principles in the United States

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the Republic of China, which differ in certain respects from U.S. GAAP. Please refer to Note 27 to the audited consolidated financial statements of ChipMOS Bermuda as of and for the year ended December 31, 2003 filed on June 17, 2004 (Form 20-F) and Note 11 to the audited financial statements of WWT as of and for the years ended December 31, 2002 and 2003 filed on October 26, 2004 (Form 6K) for further information on reconciling items.